99 Bishopsgate
London EC2M 3XF
United Kingdom
Tel: +44(0)20-7710-1000 Fax: +44(0)20-7374-4460
www.lw.com

LATHAM & WATKINS





23 July 2003

Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street
Washington D.C. 20549
USA




03024815

File No. 82-4511

Ladies and Gentlemen,

**Interpump Group S.p.A.-Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934- File No. 82-4511**

On behalf of Interpump Group S.p.A. and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed herewith please find:

- Press Release: Interpump Group Shareholder's meeting, special dividend of Euro 0.20 per share deliberated.

Please feel free to call me if you have any questions at +44 207 710 1076. Please acknowledge receipts of this letter by stamping the enclosed copy of this letter and by faxing it to our fax number as shown on our letterhead.



Sincerely yours,

Michael S. Immordino
of LATHAM & WATKINS

Enclosure

cc: Dott. Banci
Interpump Group S.p.A.



# PRESS RELEASE

## Interpump Group Shareholders' Meeting

## SPECIALDIVIDEND OF € 0.20 PER SHARE DELIBERATED (IN ADDITION TO THE ORDINARY DIVIDEND OF € 0.11 PER SHARE)

Interpump Group's CEO, Mr. Giovanni Cavallini: "*As from the spring 1997 Interpump Group has given back some € 135 million to its shareholders*"

*Sant'Ilario d'Enza (RE), 10 July 2003.* The Interpump Group Shareholders' Meeting met today and approved the **pay-out of a special dividend of € 0.20 per share**, ex-dividend date 8 September, settlement date 11 September, with a drawdown from the share premium reserve.

**The special dividend pay-out is in addition to the ordinary dividend of € 0.11** already deliberated at the time of the approval of the financial statements in April. These pay-outs confirm Interpump Group's capacity to generate income and cash.

In the first quarter 2003, Interpump Group's **consolidated net revenues amounted to € 141 million**, a 10.6% increase as compared to the same period in the previous year; **gross operating margin reached € 22.1 million, operating income amounted to € 18.2 million,** and **net earnings totaled € 4.8 million**. Operating cash flow amounted to € 12.8 million in the first quarter 2003.

Mr. Giovanni Cavallini, Interpump Group Vice Chairman and CEO stated, *"The special dividend pay-out of € 0.20 per share is in addition to the ordinary dividend of € 0.11, providing a measure of Interpump Group's capacity to generate income and cash. As from the spring 1997 until September 2003, Interpump Group will have given back to its shareholders some € 135 million in the form of ordinary and special dividends and share buy-backs, demonstrating the focus on channeling the Company's excellent earnings results towards both financing growth and allowing the shareholders to benefit from its consistent capacity to create value."*

For further information, please contact:
Moccagatta Associati
Tel +39 02 8645.1419
Fax +39 02 8645.2082
Email: segreteria@moccagatta.it